UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69943/July 8, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15352

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In the Matter of

GREATE BAY HOTEL & CASINO, INC.,	:	
R&G FINANCIAL CORP.,	:	ORDER MAKING FINDINGS AND
VERBENA PHARMACEUTICALS, INC.,	:	REVOKING REGISTRATIONS BY
VISTULA COMMUNICATIONS	:	DEFAULT AS TO FIVE RESPONDENTS
SERVICES, INC.,	:	
Z-II, INC., and ZONIC CORP.	:	

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      The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 6, 2013, alleging that Respondents have securities registered with the Commission and have not filed required periodic reports. All Respondents were served with the OIP by June 13, 2013, and were required to answer the OIP within ten days of service. See OIP at 3; 17 C.F.R. § 201.141(a)(2)(ii), .220(b). Only the Division of Enforcement (Division) participated in a prehearing conference on June 24, 2013, at which the Division stated that it had received a signed Offer of Settlement from Z-II, Inc. (Z-II), and that Verbena Pharmaceuticals, Inc. (Verbena Pharmaceuticals), does not object to revocation of its registered securities.

      All Respondents, except Z-II, are in default because they did not file an answer, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true as to these Respondents. See 17 C.F.R. § 201.155(a).

Facts

      Greate Bay Hotel & Casino, Inc. (Greate Bay Hotel & Casino), Central Index Key (CIK) No. 906595, is a dissolved Delaware corporation located in Atlantic City, New Jersey, with a class of securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act). Greate Bay Hotel & Casino is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2004, which reported a net loss of over $5.6 million for the prior six months. On January 5, 1998, Greate Bay Hotel & Casino filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey. The case was terminated on March 3, 2005.

      R&G Financial Corp. (R&G Financial), CIK No. 1016933, is a Puerto Rico corporation located in San Juan, Puerto Rico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). R&G Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended December 31, 2004. On May 14, 2010, R&G Financial filed a Chapter 11 petition in the U.S.

Bankruptcy Court for the District of Puerto Rico, and the case was still pending as of February 20, 2013.

Verbena Pharmaceuticals, CIK No. 1355016, is a dissolved Delaware corporation located in Langhorne, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Verbena Pharmaceuticals is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $41,000 for the prior nine months.

Vistula Communications Services, Inc. (Vistula Communications Services), CIK No. 1288518, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vistula Communications Services is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of over $6.4 million for the prior six months. As of February 20, 2013, Vistula Communications Services' stock, symbol "VSTL," was traded on the over-the-counter markets.

Zonic Corp. (Zonic), CIK No. 320515, is an Ohio corporation located in Milford, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Zonic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000. On June 22, 2001, Zonic filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Ohio. The case was terminated on September 3, 2003.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Greate Bay Hotel & Casino, R&G Financial, Verbena Pharmaceuticals, Vistula Communications Services, and Zonic have each failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. These issuers ignored letters from the Division of Corporation Finance requesting compliance or did not receive such letters because they failed to keep a valid address on file with the Commission. Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Greate Bay Hotel & Casino, R&G Financial, Verbena Pharmaceuticals, Vistula Communications Services, and Zonic is both necessary and appropriate for the protection of investors.

I ORDER, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of registered securities of Greate Bay Hotel & Casino, Inc., R&G Financial Corp., Verbena Pharmaceuticals, Inc., Vistula Communications Services, Inc., and Zonic Corp. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge